EXHIBIT 99.1

Centerra Gold Publishes 2023 Environmental, Social and Governance Report

TORONTO, July 18, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) has published its 2023 Environmental, Social and Governance ("ESG") Report, which outlines the Company’s performance on sustainability-related material topics. Key highlights and achievements from the report are included below. The full report can be accessed on Centerra’s website at www.centerragold.com/sustainability.

Paul Tomory, President and Chief Executive Officer of Centerra, commented “2023 was a year of meaningful progress in our sustainability journey, marked by significant achievements across the organization. We recognize that ESG contributes to the long-term sustainability, profitability and growth of our Company. Centerra’s dedication to ESG is an important aspect of our corporate identity, endorsed by our Board of Directors and our senior management team.”

Environmental

  Emissions per ounce of gold produced at Centerra’s two main operating sites, Mount Milligan and Öksüt, were 0.22 tonnes of carbon dioxide equivalent (“CO2e”).
  Centerra expanded its greenhouse gas (“GHG”) inventory to include all operating sites and those in care and maintenance. Consolidated global Scope 1 and 2 emissions totalled 141,174 CO2e.
  The Öksüt mine attained certification from the International Cyanide Management Institute, confirming complete adherence to the International Cyanide Code.
  The Mount Milligan mine was awarded a Mine Reclamation Award from the British Columbia Technical and Research Committee on Reclamation.

Social

  The number of reportable incidents decreased by 17%.
  The local procurement spending in British Columbia increased by 29%.
  Over US$3.2 million contributed to community investments and donations across operations.

Governance

  Achieved the 2026 gender diversity goal two years ahead of schedule with 38% female representation on the Board of Directors and 33% among Officers of the Company.
  Received independent assurance of conformance with the World Gold Council’s Responsible Gold Mining Principles.

About Centerra

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:
Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
(416) 204-1957
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.